SCHEDULE 13D

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     CUSIP No. 705840-10-6                            Page 1 of 5 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                     PELICAN PROPERTIES INTERNATIONAL CORP.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   705840-10-6
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                                 (CUSIP Number)

                               Sandra Gordon, Esq.
                             Greenberg Traurig, P.A.
                       111 North Orange Avenue, 20th Floor
                             Orlando, Florida 32801
                                 (407) 420-1000
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            Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                          May 1, 1999 and June 1, 1999
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)


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     CUSIP No. 705840-10-6                            Page 2 of 5 Pages
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________________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              C. John Knorr, Jr.
________________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [_]

                                                                    (b)  [_]

________________________________________________________________________________

    3      SEC USE ONLY



________________________________________________________________________________

    4      SOURCE OF FUNDS*

              Not Applicable

________________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,018,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    666,666
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,018,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    666,666

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,685,483

________________________________________________________________________________

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.2%

________________________________________________________________________________

    14    TYPE OF REPORTING PERSON*

              IN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     CUSIP No. 705840-10-6                            Page 3 of 5 Pages
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Item 1.  Security and Issuer.

                  The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Pelican Properties International Corp. a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2 Fenwick Road, Fort Monroe, Virginia 23651.

Item 2.  Identity and Background.

                  (a)      C. John Knorr.
                  (b) C. John Knorr's address is 104 Woodhall Drive, Richmond, VA 23229.
                  (c) C. John Knorr is Chairman of the Board of Directors of Pelican Properties International Corp.
                  (d) C. John Knorr has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) C. John Knorr, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      C. John Knorr is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. Knorr received, as compensation for his services with the Company, options to purchase 666,666 shares of the Company's Common Stock. On May 1, 1999, Mr. Knorr assigned options to purchase 333,333 shares of Common Stock to Clara Road Investments, Inc. On June 1, 1999 Mr. Knorr further assigned options for the purchase of 333,333 shares of the Company's Common Stock. Mr. Knorr did not receive any consideration for the assignments of the options.

Item 4.  Purpose of Transaction.

         Mr. Knorr is holding his remaining shares as an investment. He intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Knorr does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.


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     CUSIP No. 705840-10-6                            Page 4 of 5 Pages
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Item 5.  Interest in Securities of the Issuer.

                  (a) The number of shares of Common Stock beneficially owned by
C. John Knorr is 1,685,483 comprising approximately 28.2 % of the outstanding shares of Common Stock.

                  (b) C. John Knorr is deemed to have sole voting and dispositive power with respect to the 1,018,817 shares and shared voting and dispositive power with respect to 666,666 shares he beneficially owns.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which C. John Knorr is a party or subject.

Item 7.  Material to be Filed as Exhibits.

                  None
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     CUSIP No. 705840-10-6                            Page 5 of 5 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     2/01    , 2001                /s/        C. John Knorr
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                                                    C. John Knorr